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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13G



                 Under the Securities Exchange Act of 1934

                             (Amendment No.1)*



                                FEI Company
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 30241L109
                 ----------------------------------------
                               (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)              Page 1 of 4 pages

                                    13G
CUSIP No. 30241L109                                         Page 2 of 4 Pages

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lloyd R. Swenson
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [  ]
                                                                   (b) [  ]
-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

-------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   448,646
 NUMBER OF     ----------------------------------------------------------------
  SHARES       6   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY          45,945
   EACH        ----------------------------------------------------------------
 REPORTING     7   SOLE DISPOSITIVE POWER
  PERSON
   WITH            448,646
               ----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   45,945
-------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       494,591
-------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [  ]
-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.2%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------


SEC 1745 (2-95)              Page 2 of 4 pages

Item 1.   Issuer

     (a) The name of the Issuer is FEI Company.

     (b) The Issuer's executive offices are located at 7451 NW Evergreen Parkway, Hillsboro, OR 97124-5830.

Item 2.   Reporting Person and Security

     (a) This Statement is filed by Lloyd R. Swenson, an individual.

     (b) Mr. Swenson's residence is 659 Martis Peak Drive, Incline Village, NV 89450.

     (c) Mr. Swenson is a citizen of the United States of America.

     (d) This Statement relates to shares of Common Stock of FEI Company.

     (e) The CUSIP number assigned to the Common Stock of the Issuer is 30241L109.

Item 3.   Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

     Not applicable.

Item 4.   Ownership

     (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Swenson may be deemed to be the beneficial owner of a total of 494,591 shares of Issuer Common Stock. This amount includes 3,425 shares subject to options exercisable within 60 days of December 31, 1996.

     (b) Mr. Swenson's beneficial ownership of Issuer Common Stock represented approximately 6.2% of the 7,956,933 issued and outstanding shares on December 31, 1996.

     (c) Mr. Swenson has sole power to vote or direct the disposition of 448,646 of shares that he beneficially owns. Mr. Swenson has shared power to vote or to direct the disposition of 45,945 of shares that he beneficially owns.

Item 5.   Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8.   Identification and Classification of Members of the Group

     Not applicable.

Item 9.   Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.


SEC 1745 (2-95)              Page 3 of 4 pages

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 12, 1997
                                        ---------------------------------------
                                                         Date


                                                   LLOYD R. SWENSON
                                        ---------------------------------------
                                                   Lloyd R. Swenson

SEC 1745 (2-95)              Page 4 of 4 pages